Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Profit and Loss

January - December 2021

	TOTAL
Income	
4000 Food Sales	93,893.65
4010 Alcohol Sales	-950.87
4020 N/A Beverage Sales	1,280.40
4030 Merchandise Sales	855.00
4040 Meat Sales	7,657.50
4050 Wholesale Income	490.00
4080 Uncategorized Income	5,877.51
4100 Discounts	-834.71
4110 Refunds	-1,755.17
Total Income	**$106,513.31**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Grocery - COGS	20,065.12
5020 Meat - COGS	25,420.80
5030 Alcohol - COGS	407.24
5050 Merchandise - COGS	871.17
Total 5000 Cost of Goods Sold	**46,764.33**
Total Cost of Goods Sold	**$46,764.33**
GROSS PROFIT	**$59,748.98**
Expenses	
6100 Car & Truck	278.00
6110 Auto Insurance	1,388.26
6120 Auto Repair & Maintenance	608.49
6130 Gas	2,467.42
6140 Parking & Tolls	731.93
Total 6100 Car & Truck	**5,474.10**
6200 Facilities	
6210 Rent & Lease	26,862.75
6230 Repairs & Maintenance	3.26
6240 Utilities	3,020.41
Total 6200 Facilities	**29,886.42**
6300 General Administrative Expenses	130.00
6310 Dues & subscriptions	1,040.88
6320 Office Supplies & Software	526.17
Total 6300 General Administrative Expenses	**1,697.05**
6400 Operating Expense	
6410 Clothes & Uniforms	251.26
6420 Disposables	2,840.53
6430 Job Supplies	460.64

	TOTAL
6440 Kitchen Supplies	4,736.81
6450 Linens	102.50
6455 Equipment Rental	35.00
Total 6400 Operating Expense	**8,426.74**
6500 Payroll Expenses	
6510 Administrative Labor	-227.25
6530 Contract Labor	12,807.16
6550 Medical Insurance Premiums	798.78
Total 6500 Payroll Expenses	**13,378.69**
6900 Advertising & Marketing	900.00
6905 Bank Charges & Fees	226.17
6910 Donations	351.75
6925 Legal & Professional Services	7,942.75
6930 Meals & Entertainment	5,738.89
6935 Other Business Expenses	63.63
6940 Square Fees	3,337.65
6945 Taxes & Licenses	1,859.30
6950 Travel	532.99
QuickBooks Payments Fees	13.88
Shipping, Freight & Delivery	231.50
Total Expenses	**$80,061.51**
NET OPERATING INCOME	**$ -20,312.53**
Other Income	
8000 Interest Earned	0.01
8100 Other Miscellaneous Income	37,476.71
Total Other Income	**$37,476.72**
NET OTHER INCOME	**$37,476.72**
NET INCOME	**$17,164.19**

Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 CEFCU Checking (4146)	63,370.19
1010 CEFCU Savings (0414)	5.39
1020 Cash on hand	869.36
1030 Square Clearing Account	1,071.92
1040 Toast Clearing Account	0.00
Total Bank Accounts	**$65,316.86**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1220 Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$65,316.86**
Fixed Assets	
1330 Machinery & Equipment	24,101.51
Total Fixed Assets	**$24,101.51**
Other Assets	
1390 Port Kitchen Security Deposit	1,600.00
Total Other Assets	**$1,600.00**
TOTAL ASSETS	**$91,018.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2240 Sales Tax Payable	2,273.47
Total Other Current Liabilities	**$2,273.47**
Total Current Liabilities	**$2,273.47**
Long-Term Liabilities	
THE SMBX Inc. Loan	90,488.63
Total Long-Term Liabilities	**$90,488.63**
Total Liabilities	**$92,762.10**
Equity	
3010 Start Up Gifts	25,299.00
3020 Owner’s Pay & Personal Expenses	-47,946.84
3030 Retained Earnings	-3,372.64
Partner Contributions	7,112.56
Net Income	17,164.19
Total Equity	**$ -1,743.73**
TOTAL LIABILITIES AND EQUITY	**$91,018.37**

Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	17,164.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	0.00
2240 Sales Tax Payable	480.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**480.85**
Net cash provided by operating activities	**$17,645.04**
INVESTING ACTIVITIES	
1330 Machinery & Equipment	-24,101.51
1390 Port Kitchen Security Deposit	-1,100.00
Net cash provided by investing activities	**$ -25,201.51**
FINANCING ACTIVITIES	
THE SMBX Inc. Loan	90,488.63
3010 Start Up Gifts	15,000.00
3020 Owner’s Pay & Personal Expenses	-47,701.29
Partner Contributions	7,112.56
Net cash provided by financing activities	**$64,899.90**
NET CASH INCREASE FOR PERIOD	**$57,343.43**
Cash at beginning of period	7,973.43
CASH AT END OF PERIOD	**$65,316.86**